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May 18, 2005	OUR FILE NO. 331603-11

Neil Miller, Esq.
Attorney—Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:
VantageMed Corporation
Registration Statement on Form S-2
Filed April 7, 2005
File No. 333-123915

Dear Neil:

We are writing on behalf of VantageMed Corporation (the "Company"), in response to the letter of comments dated May 6, 2005, from Mark Shuman, Branch Chief—Legal, of the United States Securities and Exchange Commission (the "Commission").

The numbered paragraphs below restate the numbered paragraphs in the Mr. Shuman's letter to the Company, and the discussion set our below each such paragraph is the Company's response to the Commission's comments. We have enclosed two courtesy copies of the above-referenced Registration Statement marked to show changes for the Registration Statement as originally filed.

REGISTRATION STATEMENT ON FORM S-2

Selling Stockholder, Page 12

1.
You refer to the use of the prospectus by transferees of the selling shareholders listed on page 12, and the list is presented as of March 15, 2005. Please revise to clarify that the transferees who may use the prospectus are transferees of the named selling shareholders who acquire their shares in transfers after the effective date. Additionally, please revise so that the selling shareholder information is presented as of the effective date.

The Registration Statement has been revised as requested.

2.
Further, please revise your disclosure to identify the natural persons exercise the sole or shared voting or dispositive powers over securities offered by the following holders:

•
Merriman Curhan Ford & Co.;

•
Leaf Investment Partners, L.P.;

•
Leaf Offshore Investment fund, Ltd.; and

•
Altinger Family, LLC.

  For guidance, please refer to Exchange Act Rule 13d-3 and interpretation I.60 of the July 1997 manual of publicly available Division of Corporation Finance telephone interpretations.

The Registration Statement has been revised as requested.

3.
Tell us whether any of the legal entities that are selling stockholders are affiliates of broker-dealers. If any of the selling stockholders are affiliates of a broker-dealer, but this is not an indirect primary offering, clearly state in your prospectus whether:

•
The sellers purchased in the ordinary course of business and

•
At the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities

Merriman Curhan Ford & Co. is a broker dealer registered with National Association of Securities Dealers. Merriman acquired the warrant to purchase common stock while serving as the placement agent for a VantageMed equity sale transaction. Merriman has confirmed to the Company that at the time of the purchase of the securities to be resold, Merriman had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, Page 13

4.
You indicate that selling shareholders may sell shares of common stock short and that they may "deliver these securities" to close out their short positions. Please refer to interpretation A.65 of the July 1997 manual of publicly available telephone interpretations and revise accordingly. Confirm to us that each of the selling security holders is aware of the referenced telephone interpretation. Finally, in your response letter, please tell us whether any of the selling shareholders have established material short positions and if so, provide your analysis concerning whether a description of those short positions is a material term of the plan of distribution that should be described to provide the information specified by Item 508 of Regulation S-B.

We have revised the disclosure to conform with the referenced telephone interpretation. The Company has received confirmation that each selling stockholder is aware of this interpretation. In addition, each selling stockholder has informed the Company that they have not established a material short position in the Company's stock.

Exhibits 5.1—Legal Opinion

5.
In the opinion you indicate that admitted to practice in California and New York. It is not appropriate to include language in the opinion that implies counsel may not be qualified to opine on the law of the state of incorporation. Since VantageMed is a Delaware corporation, the legality opinion necessarily involves matters of Delaware law. We will not object to your opinion, if you eliminate the statements referring to admission only in states other than Delaware.

The opinion has been revised as requested.

6.
Further, as you are registering equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. For example, counsel should state that it is opining as to Delaware law. In this respect, Delaware law refers to statutory provisions, all applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws.

The opinion has been revised as requested.

7.
Revise to eliminate the last sentence of the opinion. This sentence appears to inappropriately limit investor reliance on this opinion.

The opinion has been revised as requested.

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

Kevin A. Coyle
Attorney
 kevin.coyle@dlapiper.com

Admitted to practice in California and New York

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